Exhibit 2

AGREEMENT OF CONFIDENTIALITY

THIS AGREEMENT OF CONFIDENTIALITY (this “Agreement”), made and entered into this 25th day of April, 2013, between Equal Energy Ltd. (“Equal”) and Montclair Energy, LLC (“Company”) establishes the terms and conditions under which Equal will provide Company with Evaluation Material (as hereinafter defined) concerning Equal and certain Equal affiliates and subsidiaries, and certain Equal assets. Equal, as the party disclosing Evaluation Material, along with its affiliates and subsidiaries, will be referred to as the “Disclosing Party” and Company, as the party receiving Evaluation Material, will be referred to as the “Recipient”. The Parties agree that the Evaluation Material is being provided only for the purpose of an evaluation by Recipient of Equal or any of Equal’s affiliates or subsidiaries, and of Equal’s assets with respect to a potential acquisition by the Recipient of securities of or other amalgamation, arrangement, business combination or other strategic transaction with respect to Recipient and Equal or with an Equal affiliate or subsidiary, in each case pursuant to an agreement between Recipient and Equal which may be negotiated between Recipient and Equal, (the “Transaction”). The Disclosing Party has agreed to provide the Recipient access to the Evaluation Material subject to entering into this Agreement setting forth the terms and conditions pursuant to which the Evaluation Material will be provided to the Recipient, including the Recipient’s directors, managers, members, officers, employees, agents, counsel, accountants, and financial advisors (collectively, “Representatives”).

In consideration of the Disclosing Party’s furnishing Evaluation Material to the Recipient for purposes only of assisting the Recipient in its evaluation of the Disclosing Party or certain of the Disclosing Party’s assets, each party agrees on behalf of itself, its affiliates and representatives as follows:

Wheresoever used in this Agreement, the following terms shall bear the respective definitions hereinafter given, namely:

“Affiliate” and “Subsidiary” have the meanings ascribed thereto in the Securities Act (Alberta) and for greater certainty are to be read as if any limited liability company, trust or limited partnership were a corporation;

“Board of Directors” means the board of directors of each of Recipient and Equal;

“Data Room” means the room or rooms, whether electronic, physical or otherwise containing Evaluation Material provided by the Disclosing Party;

“Evaluation” means an evaluation of the Disclosing Party, and the properties, assets and operations of the Disclosing Party made or to be made in contemplation of a Transaction by the Recipient;

“Evaluation Material” means all information (including information in the form not only of written or electronic information but also information which may be transmitted orally, visually or by any other means) provided to the Recipient by the Disclosing Party or any of its Representatives relating to the Disclosing Party and its, direct and indirect, Subsidiaries and their business, affairs, financial position, assets, operations and activities including, without limitation, information provided for inspection in any Data Room and all reports, evaluations, notes, analysis, documents, geological, engineering, geophysical and/or land maps or data, confidential information memorandums, engineering reports, environmental reports, legal opinions, names of shareholders, joint venture partners, geological information, land and lease information, well data, prospect data, seismic information and gas processing and marketing terms and arrangements, trade secrets or any other documents or information pertaining in any way whatsoever to the Disclosing Party and its direct and indirect Subsidiaries and any of their assets, together with all analysis, evaluations, compilations, notes, studies or other documents prepared by the Recipient or its Representatives containing or based upon, in whole or in part, such information or reflecting the review of, or interest in the Disclosing Party or the Transaction; provided that Evaluation Materials will not include any information which: (i) at the time of its disclosure to the Recipient is, or thereafter becomes, generally available to, and known by the public (other than as a result of a disclosure in violation of this Agreement); (ii) was available to the Recipient on a non-confidential basis from a source other than the Disclosing Party provided that such source is not and was not, to the knowledge of the Recipient after due inquiry, bound by a confidentiality agreement with the Disclosing Party to hold or retain such information confidential; (iii) has been independently acquired or developed by the Recipient without violating any of its obligations under this Agreement; or (iv) is required to be disclosed under applicable law or by a governmental order, decree, regulation or rule.

“Person” means any natural or legal person, including a corporation, trust or partnership; and

“Term” means a period of 12 months commencing on the date of this Agreement.

Where any word or term is used herein in the singular or neuter, the same shall include the plural or masculine or feminine as the context may require.

1.	Except as provided in this Agreement or otherwise without the prior written consent of the Disclosing Party, the Recipient will not, and will direct its Representatives not to, disclose to any Person other than its Representatives: (i) that the Recipient has requested or received Evaluation Material; (ii) any opinion or comment in respect of the Evaluation Material; (iii) any of the terms or conditions with respect to a possible Transaction between the Company and Equal, including the status thereof; or (iv) the Evaluation Materials or any evaluation, report or summary of any of the Evaluation Material. The Recipient may disclose the foregoing information and the Evaluation Material to (a) any professional consultant or agent retained by Recipient for the purpose of conducting an Evaluation of the Evaluation Material on behalf of Recipient and (b) any bank financing the Recipient for purposes of the Transaction, including any professional consultant retained by such bank for the purpose of evaluating the Evaluation Material. Prior to making any such disclosures to persons under (a) and (b) above, Recipient shall ensure confidentiality, on the same terms and conditions as contained in this Agreement, from each such person.
2.	The Recipient agrees and shall cause its Representatives to agree: (i) to use the Evaluation Material only for the purposes of conducting an Evaluation in furtherance of implementing a Transaction; (ii) not to use, exploit or employ the Evaluation Material for any other purpose or in any other manner; (iii) to keep the Evaluation Material fully secret and confidential for the Term and for a period thereafter of 2 years; and (iv) not to copy or reproduce any written materials comprising a part of the Evaluation Material, without the prior written consent of the Disclosing Party. Nothing in this paragraph 2 shall prohibit or prevent the Recipient from taking any action that is restricted by paragraph 9 hereof following the expiration of such restrictions in accordance with terms of paragraph 9.

3.	The Recipient will safeguard and strictly control the dissemination of the Evaluation Material and not release or disclose any Evaluation Material to any Person, other than its Representatives and in each case only those Representatives who need to receive such information in connection with its Evaluation and who have first been informed of and agreed to be bound by the terms of this Agreement. The Recipient agrees to be responsible for any breach of this Agreement by any of its Representatives or its Affiliates and Subsidiaries, or by any other person to whom the Recipient have provided Evaluation Material and shall, upon request, forthwith provide to the Disclosing Party a list of all parties to whom Evaluation Material has been provided.
4.	Promptly upon the Disclosing Party’s request, the Recipient will and will cause its Representatives or its Affiliates and Subsidiaries to: (i) return to the Disclosing Party all Evaluation Material furnished to the Recipient or its Affiliates, Subsidiaries, or Representatives, without retaining copies or other reproductions, reports, extracts, notes or other memoranda thereof (whether electronic, magnetic or otherwise); (ii) use its commercially reasonably efforts to destroy or have destroyed all reproductions, memoranda, notes, reports, extracts, compilations, analyses and documents and all documents prepared by or in the possession of the Recipient or its Representatives related to the information contained in the Evaluation Material except for such portions thereof that, in the reasonable opinion of the Recipient or the Recipient’s Representatives, are to be retained as supporting the Recipient’s corporate decisions or the Representatives’ advice with respect to a possible Transaction; and (iii) within 10 days of such written request from the Disclosing Party, provide to the Disclosing Party a certificate that acknowledges the terms and conditions of this paragraph have been complied with. It is understood that neither this Agreement nor the disclosure of any Evaluation Material to the Recipient should be construed as granting to the Recipient or any of its Representatives any licence or rights in respect of any part of the Evaluation Material. Notwithstanding the foregoing, it is understood that the Recipient’s computer systems may automatically back-up Evaluation Material disclosed to it under this Agreement. To the extent such computer back-up procedures create copies of the Evaluation Material, the Recipient may retain such copies in its computer records, which copies shall be subject to the provisions of this Agreement as though the Term has not expired or terminated until the same are destroyed.

5.	The Recipient shall be liable to the Disclosing Party, for any and all losses, costs, damages and expenses whatsoever (including legal fees, accounting and other professional costs, expenses, fees) which the Disclosing Party may reasonably suffer, sustain, pay or incur resulting or arising from disclosure of any part of the Evaluation Material contrary to the provisions hereof or any other breach of this Agreement by the Recipient or its Representatives. The Recipient acknowledges and agrees that the Disclosing Party is constituted as trustee of its covenants under this paragraph 5 for the benefit of the Disclosing Party’s Representatives and that the Disclosing Party or its Representatives shall be entitled to enforce such covenants on behalf of such persons.
6.	Should the Recipient or its Representatives be required by law, securities regulation or policy, stock exchange rules or policy or be requested by legal process or regulatory authority to disclose any Evaluation Material or any matter referred to herein, the Recipient will, if reasonably practicable and permitted by applicable law, provide the Disclosing Party with prompt notice of such requirement or request so that the Disclosing Party may seek an appropriate protection order, or waive compliance with any of the provisions of this Agreement, or both. If in the reasonable opinion of the Disclosing Party it is required by law, securities regulation or policy or stock exchange rules or policy to disclose any Evaluation Material or such other matter, the Recipient or its Representatives may, without liability hereunder, disclose that portion, and only that portion, of the Evaluation Material or such other matter that the Recipient or its Representatives are required so to disclose and the Recipient will exercise its reasonable efforts in such event to obtain reliable assurance that the Evaluation Material or such other matter will be accorded confidential treatment. No such disclosure in these circumstances shall be made prior to giving five (5) days’ written notice to the Disclosing Party of the Recipient’s intent to disclose Evaluation Material, describing the Evaluation Material to be disclosed therein. If such advance notice is not reasonably practicable or legally permitted, the Recipient shall provide the Disclosing Party with a copy of any disclosure made by the Recipient as soon as practicable thereafter. Nothing in this Agreement shall prevent the Recipient or the Disclosing Party from good faith compliance with its disclosure obligations under applicable securities laws or applicable regulatory or stock exchange requirements.
7.	The Recipient will not, and the Recipient will cause its Representatives not to, for a period of 12 months from the date hereof, solicit for employment, directly or indirectly, any officer or employee of the Disclosing Party or its direct and indirect Affiliates and Subsidiaries that the Recipient becomes aware of or is in contact with the Recipient in connection with its evaluation of a Transaction. For the purposes of this clause, “solicitation” shall not include solicitation of any officer or employee of the Disclosing Party or its direct and indirect Affiliates and Subsidiaries who is solicited: (i) by advertising in a newspaper or periodical of general circulation; or (ii) indirectly through a personnel search agency engaged by the Recipient generally (not specifically in respect of the Disclosing Party).

8.	The Recipient understands and acknowledges that neither the Disclosing Party nor its Representatives are making any representation or warranty, expressed or implied, as to the accuracy or completeness of the Evaluation Material and neither the Disclosing Party nor its Representatives or any of their respective officers, directors, employees or agents will have any liability whatsoever to the Recipient or to any other Person resulting from its use of the Evaluation Material and that the Recipient is and will be relying upon its own investigations, due diligence and analysis in evaluating and satisfying itself as to all matters relating to the Disclosing Party, its direct and indirect Affiliates and Subsidiaries and their business, affairs and assets. Only such representations or warranties that are contained in a definitive agreement with respect to a Transaction, when as and if executed and subject to such conditions or limitations or restrictions as may therein be specified, shall have any legal effect. THE RECIPIENT ACKNOWLEDGES THAT IT WILL RELY SOLELY UPON ITS INDEPENDENT INVESTIGATION AND JUDGMENT WITH RESPECT TO ITS EVALUATION OF ANY ASSETS PROPOSED BY THE DISCLOSING PARTY. THE DISCLOSING PARTY SHALL NOT HAVE ANY LIABILITY WHATSOEVER WITH RESPECT TO THE USE OF OR THE RELIANCE UPON THE EVALUATION MATERIAL BY THE RECIPIENT.
9.	Neither the Recipient nor any of its Affiliates and Subsidiaries (including any Person or entity, directly or indirectly, through one or more intermediaries, controlling the Recipient, under common control with the Recipient, controlled by the Recipient or acting jointly or in concert with the Recipient) shall during the period commencing on the date on which the Recipient is first granted access to a data room containing Evaluation Material until the date three months thereafter in the case of subsections (i) and (ii) of this paragraph 9 or the date four months thereafter in the case of subsections (iii) and (iv) of this paragraph 9, without the specific prior approval of the board of directors of the Disclosing Party during such relevant time period which approval may be given on such terms as the board of directors of the Disclosing Party may determine: (i) in any manner acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly, in any manner any securities of the Disclosing Party or any assets of the Disclosing Party and its direct and indirect Subsidiaries; (ii) propose or offer to enter into, directly or indirectly, any merger or business combination involving the Disclosing Party; or (iii) to purchase, directly or indirectly, “solicit”, or participate or join with any Person in the “solicitation” of, any “proxies” (as such terms are defined in the Securities Act (Alberta)) to vote, to seek to advise or to influence any Person with respect to the voting of any voting securities of the Disclosing Party; (iv) otherwise act alone or in concert with others to seek to control or to influence the management, board of directors or policies of the Disclosing Party; or (v) advise, assist or encourage any other Person in connection with any of the foregoing during such relevant three or four month time period from the date hereof, as applicable.

10.	The Recipient acknowledges that it is aware of the general nature of applicable securities laws, including, without limitation, all applicable securities laws in Canada and the United States of America that may prohibit any Person who has material, non-public information concerning the matters which are the subject of this Agreement, from trading in securities of a company which may be a party to a transaction of, or may propose to become a party to, the type contemplated herein or from communicating such information to other Persons.
11.	During the Term, the Recipient will not and will cause its Affiliates, Subsidiaries and Representatives not to, directly or indirectly, initiate or maintain contact (except for those contacts made in the ordinary course of business) with any officer, director or employee or agent of the Disclosing Party or its direct and indirect Subsidiaries or any customer or supplier of the Disclosing Party or its direct and indirect Affiliates and Subsidiaries regarding their business, operations, prospects or finances, except with the express permission of the Disclosing Party. It is understood that Mr. Don Klapko of Equal will arrange for any appropriate contacts for due diligence purposes with respect to the Evaluation and that all: (i) communications regarding a Transaction; (ii) requests for additional Evaluation Material; (iii) requests for facility tours or meetings with management; and (iv) discussions or questions regarding the Evaluation Material will be submitted or directed to the appropriate individual of the Recipient or Disclosing Party as listed above.
12.	No contract or agreement between Recipient and the Disclosing Party providing for a Transaction shall be deemed to exist unless and until a definitive agreement with respect thereto has been executed and delivered. Unless and until such an agreement has been executed and delivered, none of the Parties shall have any legal obligation of any kind whatsoever with respect to any such Transaction by virtue of this Agreement or any other written or oral expression with respect to such a Transaction except, in the case of this Agreement, for the matters specifically agreed to herein. All parties are free to conduct any process with respect to any Transaction as it, in its sole discretion, shall determine (including, without limitation, negotiating with any Person and entering into any agreement without prior notice to the other or any other Person), and each party acknowledges and agrees that: (i) any procedures relating to any Transaction may be changed at any time and without notice to the others or any other Person; and (ii) no party shall have any claim whatsoever against any other party or any of their Representatives arising out of or relating to a Transaction (other than those as against the parties to a definitive agreement in accordance with the terms hereof). The Parties reserve the right, in their sole discretion, to reject any and all proposals made by any other party with respect to a Transaction and to terminate discussions and negotiations, with the others at any time. The Parties acknowledge and agree that the entering into of this Agreement or any approval granted pursuant to paragraph 9 hereof does not constitute the agreement to agree to or recommend to their shareholders any Transaction, nor does it restrict the rights to solicit or provide information to any other parties in respect of a Transaction.

13.	In the event the Recipient desires physical access to any of the Disclosing Party’s properties, the Recipient agrees to indemnify, defend and hold harmless the Disclosing Party and its Subsidiaries from and against any and all liabilities, claims and causes of action for personal injury, death or property damage occurring on or to such property as a result of entry onto the premises except to the extent caused or contributed to by the gross negligence or wilful misconduct of the Disclosing Party or its Representatives. The Recipient agrees to comply fully with all rules, regulations and instructions issued by the Disclosing Party regarding the Recipient’s actions while upon, entering or leaving the property of the Disclosing Party.
14.	No provision of this Agreement may be waived or amended except by written consent of the party so waiving, which consent shall specifically refer to the provision being so amended or waived. No failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof of any right, power or privilege hereunder.
15.	The Recipient acknowledges and agrees that the Disclosing Party will be irreparably damaged if any provision of this Agreement is not performed by the Recipient or its Representatives in accordance with its terms and that monetary damages would not be sufficient to remedy any breach by the Recipient or its Representatives of any term or provision of this Agreement and the Recipient further agrees that the Disclosing Party shall be entitled to equitable relief, including injunction and specific performance, in the event of any breach hereof and in addition to any other remedy available at law or in equity and shall be entitled to obtain the same in any court of competent jurisdiction. The Recipient further agrees to waive any requirement for the deposit of security or posting of any bond in connection with any equitable remedy.
16.	The Recipient represents and warrants to the Disclosing Party that it does not directly or indirectly beneficially own, control or direct any securities of the Disclosing Party, other than 1,782,214 common shares of Equal that are directly or indirectly owned or controlled by Mr. Hazelrig and Mr. Fred Wedell.
17.	All notices, requests, demands, consents, waivers and other communications given hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or if the same is sent by facsimile communication or other similar form of communication to the following addresses:

(a)	if to Equal, to:

Equal Energy Ltd.
2600, 500 - 4th Avenue SW
Calgary, Alberta T2P 2V6

Telephone: (403) 536-8373
Facsimile: (403) 294-1197

Attention: Don Klapko, President & Chief Executive Officer

Email: dklapko@equalenergy.ca

(b)	if to the Recipient, to:

Montclair Energy, LLC
500 - 3940 Montclair Road
Birmingham, Alabama 35213

Telephone: (205) 803-0034
Facsimile: ■

Attention: W. Cobb Hazelrig, Partner
Email: ■

Any such notice, request, consent, demand waiver or other communication shall: (i) if delivered, be deemed to have been given or made at the time of delivery; and (ii) if sent by fax or other similar form of communication, be deemed to have been given or made at the time in which it was successfully transmitted as evidenced by automatic confirmation of receipt.

18.	This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, Canada. The Parties hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the courts of Alberta for any actions, suits or proceedings arising out of the interpretation or enforcement of this Agreement (and the Parties agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by personal delivery to its address set forth above shall be effective service of process for any action, suit or proceeding brought against the Recipient in any such court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum. The Parties agree to be bound by any final unappealable order of the Courts of Alberta hereunder, and agree that the order may be given full faith and credit by any state or federal court located in Oklahoma County, Oklahoma, and with the same force and effect as if the same were entered by a court of competent jurisdiction located within the United States of America. In the event that any party hereto commences an action to enforce a right under this Agreement or commences an action for breach of any term or provision of this Agreement, then the prevailing party shall be entitled to recover from the other party, in addition to any damages awarded, its attorney’s fees, costs, and expenses, including expert witness fees.

19.	No failure or delay by a party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.
20.	This Agreement is for the benefit of each of the Parties and their successors and assigns and may be enforced by each party and their respective successors and permitted assigns. This Agreement shall not be assignable by either party without the prior written consent of the other.
21.	This Agreement supersedes all prior understandings and agreements, whether written or oral, between the Recipient and the Disclosing Party with respect to matters provided herein.
22.	If any provision of this Agreement is held invalid or unenforceable to any extent or in any application, the remainder of this letter agreement, or the application of such provision to different persons or circumstances or in different jurisdictions, shall not be affected thereby.
23.	Nothing in this Agreement shall be deemed to grant a license to Recipient or its Representatives, whether directly or by implication, estoppel or otherwise, to any Confidential Information.
24.	This Agreement may be executed in counterpart, each of which shall be deemed an original; provided, however, that no party shall be bound by this Agreement until such time as all Parties have executed a copy of the same. A facsimile and/or electronically transmitted executed copy of this Agreement sent by facsimile transmission and/or electronic mail to the other parties shall be given the same binding effect as the executed original of this Agreement

The Parties hereto respectively agree to and accept the terms of the foregoing as of this 25th day of April, 2013.

MONTCLAIR ENERGY, LLC

Per:
W. Cobb Hazelrig, CEO

EQUAL ENERGY LTD.

Per:
Don Klapko, CEO/President